PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated September 24, 2010)	Registration No. 333-166872

Seanergy Maritime Holdings Corp.

Up to 38,984,667 Shares of Common Stock underlying the Public Warrants
Up to 1,138,917 Common Stock Purchase Warrants
Up to 1,138,917 Shares of Common Stock underlying the Common Stock Purchase Warrants
Up to 1,000,000 Units upon exercise of a Unit Purchase Option

The prospectus included in the post-effective amendment to the registration statement on Form F-1 we filed with the U.S. Securities and Exchange Commission on September 24, 2010, to which we refer as the base prospectus, related to (i) the distribution of up to an aggregate of 38,984,667 shares of our common stock issuable by us upon the exercise of our outstanding public warrants, or the Public Warrants, (ii) the resale by the holders of up to an aggregate of 1,138,917 common stock purchase warrants that were originally issued to the underwriters of a recent registered public offering of shares of our common stock, to which we refer as the Underwriter Warrants, and up to an aggregate of 1,138,917 shares of our common stock issuable upon the exercise of the Underwriter Warrants, and (iii) the primary sale by us of up to an aggregate of 1,000,000 units, or the Units, to the underwriter of the initial public offering of our predecessor company, to whom we refer as the original underwriter, which Units the original underwriter may purchase from us at its option, to which we refer as the Unit Purchase Option, where each Unit consists of one share of our common stock and one warrant, identical to our Public Warrants, to purchase one share of our common stock.  The original underwriter’s exercise in full of the Unit Purchase Option would result in the sale by us of 1,000,000 shares of our common stock and 1,000,000 common stock purchase warrants, to which we refer as the Unit Warrants, and the existence of 1,000,000 shares of our common stock issuable upon the exercise of the Unit Warrants.  We are filing this prospectus supplement to update the base prospectus.
The base prospectus is updated by deleting the sections titled “Index to Unaudited Pro Forma Summary Financial Data” and “Seanergy, BET and MCS Unaudited Pro Forma Financial Statements” in their entirety and replacing them with the corresponding sections included herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the base prospectus. Capitalized terms used herein but not defined have the meanings assigned to such terms in the base prospectus.
_________________________

The date of this prospectus supplement is November 17, 2010

Recent Developments

On July 14, 2009, we expanded our fleet by entering into a share purchase agreement with Constellation Bulk Energy Holdings, Inc., or Constellation, to acquire from Constellation a 50% ownership interest in Bulk Energy Transport (Holdings) Limited, or BET, whose fleet consists of four Capesize vessels and one Panamax vessel, for nominal cash consideration. On September 3, 2010, we entered into a share purchase agreement to acquire the remaining 50% ownership interest in BET, to which we refer as the second BET transaction, from Mineral Transport Holdings, Inc., or Mineral Transport, a company controlled by members of the Restis family, who are certain of our major shareholders, for a consideration of $33.0 million, comprising (i) $7.0 million in cash and (ii) 24,761,905 of our common shares, at an agreed price of $1.05 per share totalling $26.0 million, that were issued to certain of our shareholders who are affiliated with members of the Restis family, to whom we refer as the Restis affiliate shareholders, as nominees of Mineral Transport.  On October 22, 2010, we closed on the second BET transaction.  The price of the shares issued on the date of closing was $1.25 per share. The consideration as reflected in the accounts resulted in an excess of $18.1 million of the book value of the non-controlling interest of $19.9 million, which was treated as a reduction to additional paid in capital. There was no impact on net income, however there was a net loss of $0.23 million reclassified from non-controlling interest to net loss attributable to shareholders of our company, Seanergy Maritime Holdings Corp., to which we refer as Seanergy, for the three and six months ended June 30, 2010 and this had no impact on earnings per share. As a result of the acquisition of the remaining 50% interest, we now have 100% ownership of BET.  We now have a wholly-owned operating fleet of 20 dry bulk vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers that have a combined cargo-carrying capacity of approximately 1.3 million dwt and an average fleet age of 12.8 years.

SEANERGY, BET AND MCS UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated statements of income give pro forma effect to (i) Seanergy's acquisition of a 50% ownership interest in BET, which was completed on August 12, 2009, (ii) Seanergy's acquisition of a 51% ownership interest in Maritime Capital Shipping Limited, or MCS, which was completed on May 20, 2010, (iii) Seanergy's acquisition of the remaining 49% ownership interest in MCS, which was completed on September 15, 2010; and (iv) Seanergy's acquisition of the remaining 50% ownership interest in BET, which was completed on October 22, 2010.  The acquisitions were accounted for under the acquisition method of accounting and accordingly, the net assets acquired have been recorded at their fair values.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed statement of income for December 31, 2009 or the six month period ended June 30, 2010 as being indicative of the historical financial position and results of income that would have been achieved had the business combination been consummated as of January 1, 2009.

The unaudited pro forma condensed statement of income for the year ended December 31, 2009 has been derived from (i) the audited (historical) statement of income of Seanergy and its subsidiaries for the year ended December 31, 2009 (ii) the the unaudited statement of income of BET for the six months ended June 30, 2009 as converted to U.S. GAAP from IFRS; (iii) the unaudited statement of income of BET for the period from July 1, 2009 to August 12, 2009; and (iv) the unaudited statement of income of MCS for the year ended December 31, 2009 converted to U.S. GAAP from IFRS. In addition, for MCS there are certain adjustments made to the pro forma statement of income to reflect the disposals of eight vessels for the year ended December 31, 2009, that were not part of the acquisition by Seanergy.

The unaudited pro forma condensed statement of income for the six month period ended June 30, 2010 has been derived from (i) the unaudited (historical) statement of income of Seanergy and its subsidiaries for the six month period ended June 30, 2010; and (ii) the unaudited statement of income of MCS for the period from January 1, 2010 to May 20, 2010 converted to U.S. GAAP from IFRS. In addition, for MCS there are certain adjustments made to the pro forma statement of income to reflect the disposals of eight vessels for the six month period ended June 30, 2010, that were not part of the acquisition by Seanergy.

The unaudited pro forma condensed consolidated balance sheet gives pro forma effect to Seanergy's acquisition of the remaining 50% ownership in BET.

The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation and amortization expense.

Seanergy Maritime Holdings Corp., Bulk Energy Transport (Holdings) Limited and Maritime Capital Shipping Limited
Unaudited Pro Forma Consolidated Statement of Income
For the year ended December 31, 2009

	Seanergy	Bulk Energy	Maritime Capital	Disposal of 8		Pro Forma Including Fair Value Adjustments and adj for the period 7/1-8/12/09				Total Pro
	(G1)	Transport (G2)	Shipping	vessels		Debit		Credit		Forma
Revenues:
Vessel revenue – related party	83,903	17,481	-	-		-		4,720	(G3)	106,104
Vessel revenue – non-related party	6,340	-	87,427	(33,538)	(N1)	-		-		60,229
Commissions – related party	(2,226)	-	-	-		-		-		(2,226)
Commissions –non related party	(120)	-	-	-		-		-		(120)
Vessel revenue	87,897	17,481	87,427	(33,538)				4,720		163,987

Expenses:
Direct voyage expenses	(753)	(2,524)	-	-		639	(G3)	-		(3,916)
Vessel operating expenses	(16,222)	(5,592)	(17,313)	7,579	(N1)	1,195	(G3)			(32,743)
Voyage expenses – related party	(1,119)	-	-	-		-		-		(1,119)
Management fees – non related party	-	-	(1,044)	473	(N1)					(571)
Management fees - related party	(1,715)	(723)		-		168	(G3)	-		(2,606)
General and administration expenses	(5,928)	-	(2,524)	85	(N1)	27		-		(8,394)
General and administration expenses – related party	(742)	-	-	-		-		-		(742)
Depreciation	(26,812)	(10,550)	(25,735)	14,617	(N1)	763	(G3)	5,560	(G4)	(41,706)
								1,977	(D1)
Amortization of deferred dry-docking costs	(1,045)	(1,180)	(1,951)	1,166	(N1)	-		1,180	(G5)	(1,045)
								785	(D2)
Vessels' impairment loss	-	-	(112,497)	112,497	(N2)	-		-		-
Gain from acquisition	6,813	-	-			-		-		6,813
Operating Income (Loss)	40,374	(3,088)	(73,637)	102,879		2,792		14,222		77,958

Other Expenses:
Interest and finance costs	(7,230)	(1,953)	(8,974)	3,410	(N1)	1,519	(G6)	178	(D4)	(16,457)
						369	(D3)
Interest and finance costs – shareholders	(386)	-	-	-		-		-		(386)
Interest income – money market funds	430	2,358	53	(12	)(N1)	-		212	(G3)	3,041
Loss on interest rate swaps	(1,575)	-	(8,356)	4,282	(N1)	-		-		(5,649)
Income tax	-	-	(359)	-		-		-		(359)
Foreign currency exchange gains (losses), net	(44)	-		-		-		7	(G3)	(37)
Other Income (Expense)	(8,805)	405	(17,636)	7,680		1,888		397		(19,847)

Net income (loss)	31,569	(2,683)	(91,273)	110,559		4,680		14,619		58,111

Less: Net Income/(Loss) Attributable to the Noncontrolling interest	1,517	-	-	-		1,517	(E1)	-		-

Net Income/(Loss) attributable to Seanergy	30,052	(2,683)	(91,273)	110,559		3,163		14,619		58,111

Net Income per common share
Basic	1.16									0.77
Diluted	1.00									0.73

Weighted average common shares outstanding
Basic	25,882,967									75,406,777
Diluted	30,529,281									80,053,091

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(G1)      Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2009.

BET Acquisition

(G2)	As reported under U.S. GAAP for the six months period ended June 30, 2009.
(G3)	Represents the additional revenue, operating and other expenses for the BET vessels operating from July 1, 2009 to August 12, 2009.
(G4)	Represents adjustments to the depreciation expense for BET operating from July 1, 2009 to August 12, 2009.
(G5)	To eliminate amortization of drydocking costs for BET due to fair value adjustments.
(G6)	To adjust interest and finance costs and deferred financing costs for BET of $1,519, as if the increased margin and prepayment was effective from January 1, 2009.

MCS Acquisition

(D1)	To adjust depreciation expense based on the fair value of the vessels as of the date of acquisition.
(D2)	To eliminate the amortization of dry-docking costs due to fair value adjustments.
(D3)	To adjust interest and finance costs, as if the increased margin was effective from January 1, 2009.
(D4)	To eliminate amortization of deferred financing costs.

Note 1: Subsequent to December 31, 2009, Maritime Capital Shipping disposed of eight vessels, the related debt and other assets and liabilities.   These transactions have been adjusted in the pro forma schedule to be able to better reflect the business acquired by Seanergy and the pro forma impact.

(N1)	Reflects the operations of the 8 disposed vessels for the year ended December 31, 2009.

(N2)	For the year ended December 31, 2009, under US GAAP all impairment losses relate to the 8 disposed vessels.

(E1)	To eliminate non controlling interest due to the acquisition of 100% ownership in BET.

2009

Basic:
Net income	$58,111

Weighted average of common shares outstanding — basic	75,406,777

Net income per common share-basic	$0.77
Diluted:
Net income	$58,111

Weighted average common shares outstanding	75,406,777
Effect of dilutive common stock equivalents	4,646,314
Pro forma weighted average number of common shares outstanding — diluted	80,053,091

Net income per common share-diluted	$0.73

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were included in the computation of diluted EPS as mentioned above are:

Convertible note – to related party	1,424,110
Contingently-issuable shares – earn-out	3,222,204
Total	4,646,314

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	16,016,667
Public warrants	22,968,000
Total	40,984,667

Seanergy Maritime Holdings Corp. and Maritime Capital Shipping Limited Unaudited Pro Forma Consolidated Statement of Income For the six months ended June 30, 2010

	Seanergy	Maritme Capital Shipping	Disposals of 8		Pro Forma Including Fair Value Adjustments				Total Pro
	(G1)	(G2)	vessels		Debit		Credit		Forma
Revenues:
Vessel revenue - related party	24,068	-							24,068
Vessel revenue - non-related party	18,138	26,692	(5,571)	(G7)					39,259
Commissions - related party	(826)	-							(826)
Commissions - non-related party	(559)	(844)	147	(G7)					(1,256)
Vessel revenue, net	40,821	25,848	(5,424)						61,245

Expenses:
Direct voyage expenses	(535)	(50)							(585)
Vessel operating expenses	(12,090)	(4,657)	2,008	(G7)					(14,739)
Voyage expenses - related party	(449)	-							(449)
Management fees - non related party	(58)	(360)							(418)
Management fees - related party	(1,171)	-							(1,171)
General and administration expenses	(2,622)	(1,415)	73	(G7)					(3,964)
General and administration expenses -related party	(348)	-	-		-		-		(348)
Depreciation	(12,917)	(5,409)	2,510	(G7)	253	(G3)			(16,069)
Amortization of deferred drydocking costs	(1,467)	(475)	158	(G7)			317	(G4)	(1,467)
Operating Income	9,164	13,482	(675)		253		317		22,035

Other expenses:
Interest and finance costs	(5,412)	(2,437)	511	(G7)	861	(G8)	124	(G5)	(8,075)
Interest income	281	3	-		-		-		284
Loss on interest rate swaps	(2,761)	(1,222)	-		-		-		(3,983)
Income tax	(31)	-	-		-		-		(31)
Foreign currency exchange gains (losses), net	90	(13)	-		-		-		77
Net Income	1,331	9,813	(164)		1,114		441		10,307

Less: Net (income) attributable to the NCI	(1,279)	-	-		-		1,279	(G6)

Net Income/(loss) attributable to Seanergy	52	9,813	(164)		1,114		1,720		10,307

Net Income per common share
Basic	$0.00								$0.10
Diluted	$0.00								$0.10

Weighted average common shares outstanding
Basic	60,276,226								104,327,792
Diluted	60,276,226								104,327,792

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(G1)	Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the six months ended June 30, 2010.
(G2)	Derived from the MCS conversion from IFRS to US GAAP of the unaudited consolidated statement of operations for the period ended May 20, 2010.
(G3)	To adjust MCS depreciation expense based on the fair value of the vessels as of the date of acquisition.
(G4)	To eliminate amortization of deferred financing costs due to fair value adjustments.
(G5)	To eliminate amortization of dry-docking costs due to fair value adjustments.
(G6)	To eliminate non controlling interest due to the acquisition of 100% ownership in both BET and MCS.
(G7)	Reflects the operations of the 8 disposed vessels during 2010 and prior to the acquisition.
(G8)	To adjust interest and finance costs for MCS, as if the increased margin was effective from January 1, 2010.

June 30, 2010
Basic:
Net income	$10,307

Weighted average of common shares outstanding — basic	104,327,792

Net income per common share-basic	$0.10
Diluted:
Net income	$10,307

Weighted average common shares outstanding	104,327,792
Effect of dilutive common stock equivalents	-
Pro forma weighted average number of common shares outstanding — diluted	104,327,792

Net income per common share-diluted	$0.10

Thus, as of June 30, 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	17,155,584
Public warrants	22,968,000
Total	42,123,584

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Income
Conversion From IFRS to US GAAP
For the year ended December 31, 2009

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	87,427	-		-		87,427
Commissions	-	-		-		-
Cost of services	(50,715)	-		32,358	(B1)	-
				18,357	(B1)
Vessel Revenue, net	36,712	-		50,715		87,427

Vessel operating expenses	-	18,357	(B1)	1,044	(B1)	(17,313)
Management fees	-	1,044	(B1)	-		(1,044)
Administrative expenses	(2,622)	-		98	(B1)	(2,524)
Depreciation of assets	-	32,358	(B1)	4,770	(B2)	(25,735)
		98	(B1)	1,951	(B4)
Amortization of deferred drydocking costs	-	1,951	(B4)	-		(1,951)
Impairment of assets	(258,977)	-		146,480	(B3)	(112,497)
Operating Income Loss	(224,887)	53,808		205,058		(73,637)

Finance costs	(17,330)	-		8,356	(B1)	(8,974)
Finance income	53	-		-		53
Loss on interest rate swaps	-	8,356	(B1)	-		(8,356)
Net Income Loss	(242,164)	62,164		213,414		(90,914)

Income tax expense	(359)	-		-		(359)
Net Income Loss	(242,523)	62,164		213,414		(91,273)

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)	Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	To adjust depreciation from 7/1 to 12/31/09 based on 30 years useful life in accordance with Seanergy's US GAAP accounting policy, as adopted on July 1, 2009.
(B3)
To reverse the impairment loss recorded under IFRS calculated for the 9 vessels acquired by Seanergy.  US GAAP and IFRS utilize different methodologies for calculating impairment loss.   Under US GAAP, if the undiscounted cash flows were used, there is no impairment loss for the nine vessels acquired.

(B4)	To reclassify the amortization of dry docking that is considered a component of vessel depreciation under IFRS.

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Income
Conversion From IFRS to US GAAP
For the period January 1, 2010 to May 20, 2010

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	29,616	2,924	(B1)	-		26,692
Commissions	(650)	194	(B1)	-		(844)
Vessel Revenue, net	28,966	3,118		-		25,848

Direct voyage expenses		60	(B4)	10	(B1)	(50)
Vessel operating expenses	(8,114)	11	(B2)	2,924	(B1)	(4,657)
		10	(B1)	194	(B1)
		-		360	(B1)
Management fees	-	360	(B1)	-		(360)
Administrative expenses	(1,528)	-		40	(B3)	(1,415)
				60	(B4)
				13	(B1)
Depreciation of assets	(5,409)	-				(5,409)
Amortization of deferred drydocking costs	(475)	-		-		(475)
Operating Income	13,440					13,482

Finance costs	(3,740)	-		1,222	(B1)	(2,437)
		-		81	(B1)
Finance income	3	-		-		3
Interest rate swap interest	-	1,222	(B1)	-		(1,222)
Other finance costs	81	81	(B1)	-		-
Foreign currency exchange losses	-	13	(B1)			(13)
Net Income	9,784	4,875		4,904		9,813

Income tax expense	237	237	(B5)	-		-
Net Income	9,784	5,112		4,904		9,813

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)	Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	Represents additional operating expenses.
(B3)	To eliminate administrative expenses.
(B4)	To reclass administrative expenses.
(B5)	To eliminate tax expense related to eight vessels sold.

Seanergy Maritime Holdings Corp.
Unaudited Pro Forma Consolidated Balance Sheet
June 30, 2010
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	June 30, 2010 (unaudited)	Pro Forma Adjustment(A1)	June 30, 2010 (pro forma)

ASSETS
Current assets:
Cash and cash equivalents	70,898		70,898
Restricted cash	10,196		10,196
Accounts receivable trade, net	875		875
Due from related parties	2,045		2,045
Inventories	1,429		1,429
Prepaid insurance expenses	558		558
Prepaid expenses and other current assets – related parties	66		66
Insurance claims	467		467
Other current assets	714		714
Total current assets	87,248		87,248
Fixed assets:
Vessels, net	613,776		613,776
Office equipment, net	39		39
Total fixed assets	613,815		613,815
Other assets
Goodwill	17,275		17,275
Deferred charges	9,343		9,343
Other non-current assets	180		180
TOTAL ASSETS	727,861		727,861

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	48,585		48,585
Trade accounts and other payables	3,290		3,290
Due to underwriters	-		-
Due to shareholders	3,000	7,000	10,000
Accrued expenses	3,879		3,879
Accrued interest	924		924
Financial instruments	6,288		6,288
Deferred revenue – related party	886		886
Deferred revenue	1,961		1,961
Total current liabilities	68,813	7,000	75,813
Long-term debt, net of current portion	372,997		372,997
Financial instruments, net of current portion	4,271		4,271
Below market acquired time charters	425		425
Total liabilities	446,506	7,000	453,506

Commitments and contingencies	-		-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-		-
Common stock, $0.0001 par value; 200,000,000 authorized shares as at June 30, 2010; 60,200,170 shares, issued and outstanding as at June 30, 2010	6	5	11
Additional paid-in capital	266,434	12,834	279,268
Accumulated deficit	(4,694)	(230)	(4,924)
Total Seanergy shareholders’ equity	261,746	12,609	274,355
Noncontrolling interest	19,609	(19,609)	-
Total equity	281,355	(7,000)	274,355
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	727,861	-	727,861

(A1) This adjustment gives retrospective effect to the acquisition of the remaining 50% ownership interest in BET as of May 20, 2010, the first day that Seanergy and Mineral Transport were under common control. As a result, payable to shareholder has increased by $7.0 million, non-controlling interest of $19.6 million has been eliminated, an increase to the additional paid in capital of $12.8 million and an increase in accumulated deficit of $0.2 million (which gives effect to the retrospective application of this transaction to our income statement for the six months ended June 30, 2010).